Mail Stop 4561
Via fax: (519) 888-0677

December 22, 2009

Paul McFeeters
Chief Financial Officer
Open Text Corporation
275 Frank Tompa Drive
Waterloo, Ontario
Canada N2L 0A1

>   **Re: Open Text Corporation**
>   **Form 10-K for the Year Ended June 30, 2009**
>   **Filed on August 21, 2009**
>   **Form 10-Q for the Quarter Ended September 30, 2009**
>   **Filed on October 28, 2009**
>   **File No. 000-27544**

Dear Mr. McFeeters:

        We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended June 30, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

Liquidity and Capital Resources, page 32

1.   Please tell us what consideration you gave to outlining the material covenants appearing in your credit agreement and describing your state of compliance with those covenants.

Critical Accounting Policies and Estimates

Goodwill, page 37

2.   We note that goodwill accounted for 38% of total assets as of June 30, 2009. In light of the significance of your goodwill, tell us your consideration to provide a more robust and comprehensive discussion in your critical accounting policies regarding your impairment testing policy. In this regard, your disclosures should be expanded to provide investors with sufficient information about management's insights and assumptions with regards to the recoverability of goodwill and, at a minimum, should include the following:

- a discussion of the reporting units used in your analysis and how the reporting units are identified;
- a more detailed description of the steps you perform to review goodwill for recoverability;
- the nature of the valuation techniques you employed in performing the impairment tests;
- a qualitative description of the significant estimates and assumptions used in your valuation model to determine the fair value of your reporting units in your impairment analysis; and
- a description of any significant changes to the assumptions and methodologies since previous impairment tests as a result of major events such as acquisitions or considerable changes in the economy and the impact these had on the results.

3.   To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying values and are at potential risk of failing step one of your goodwill impairment analysis, please tell us and disclose the following:

- the percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of the most recent test;
- the amount of goodwill allocated to the reporting unit;
- describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value;

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination. Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350.

Item 11. Executive Compensation

Compensation Discussion and Analysis, page 55

General

4.   As noted in comment 14 of our letter dated March 26, 2008 with respect to your Form
        10-K for the fiscal year ended June 30, 2007, you should provide more detail
        regarding your benchmarking process. For instance, tell us specifically how you
        established your peer group, and where your company fell within the parameters that
        define that group. You should also explain more specifically where your
        compensation fell within the noted percentile range for each named executive officer,
        and how you determined that those compensation levels were appropriate, given the
        performance of your company versus the performance of the members of your peer
        group.

Variable Short-Term Incentives, page 61

5.   You should disclose the target levels with respect to the specific performance-related
        factors you identify for Variable Short-Term Incentives, namely worldwide revenue,
        adjusted net income, and divisional targets. If you are relying on Instruction 4 to Item
        402(b) of Regulation S-K to omit these target levels, you should confirm that you
        have conducted a competitive harm analysis.

6.   As noted in comment 14 of our letter dated March 26, 2008, you should disclose how
        you determined the specific payouts under this program. You disclose the broad
        parameters pursuant to which these payouts are determined, but you do not appear to
        provide any insight as to how the specific amounts reflected in your Summary
        Compensation Table for the current fiscal year were actually determined. That is, you
        do not disclose the specific percentage achievements of the target levels, nor do you
        disclose the percentage of the total possible amount that was actually paid, or the
        percentage of salary represented by those actual payouts. Please advise

Item 14. Certain Relationships and Related Transactions…, page76

7.   As noted in comment 16 of our letter dated March 26, 2008, you should disclose the
        standards applied pursuant to your related party transaction policy. In your response
        to that prior comment, you set forth those standards, but they do not appear in your
        current disclosure. Please advise. See Item 404(b)(1)(ii) of Regulation S-K.

* * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Kindelan, Staff Accountant at (202) 551-3564 or the undersigned at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Michael Johnson, Staff Attorney, at (202) 551-3477 or David Orlic, Staff Attorney at (202) 551-3503.

Sincerely,

Kathleen Collins
Accounting Branch Chief